UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CryoLife, Inc.

(Name of Issuer)

$0.01 par value common stock

(Title of Class of Securities)

228903100

(CUSIP Number)

June 20, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 228903100	Page 2 of 8 Pages

1.	Names of Reporting Persons. Paul Royalty Fund, L.P. I.R.S. Identification Nos. of above persons (entities only). EIN 94-3352104
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 1,540,608 (See Item 4)
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 1,540,608 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,540,608 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.7% (See Item 4)
12.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP No. 228903100	Page 3 of 8 Pages

1.	Names of Reporting Persons. Paul Capital Management LLC I.R.S. Identification Nos. of above persons (entities only). EIN 77-0407165
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 1,540,608 (See Item 4)
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 1,540,608 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,540,608 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.7% (See Item 4)
12.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13G

CUSIP No. 228903100	Page 4 of 8 Pages

1.	Names of Reporting Persons. Paul Capital Advisors, L.L.C. I.R.S. Identification Nos. of above persons (entities only). EIN 20-0846452
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 1,540,608 (See Item 4)
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 1,540,608 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,540,608 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.7% (See Item 4)
12.	Type of Reporting Person (See Instructions) OO

Item 1.

(a)	Name of Issuer:

CryoLife, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1655 Roberts Boulevard, N.W.

Kennesaw, Georgia 30144

Item 2.

(a)	Name of Person(s) Filing:

This statement on Schedule 13G is filed by Paul Royalty Fund, L.P. (“Paul Royalty”), Paul Capital Management LLC (“PCM”) and Paul Capital Advisors, LLC (“PCA” and, collectively with Paul Royalty and PCM, the “Reporting Persons”).

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 575 Market St., Suite 2500, San Francisco, CA 94105.

(c)	Citizenship:

Paul Royalty	Delaware
PCM	California
PCA	Delaware

(d)	Title of Class of Securities:

common stock, $0.01 par value per share (the “Common Stock”)

(e)	CUSIP Number: 228903100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Persons (1)	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
Paul Royalty	1,540,608	0	1,540,608	0	1,540,608	1,540,608	4.7%
PCM	0	0	1,540,608	0	1,540,608	1,540,608	4.7%
PCA	0	0	1,540,608	0	1,540,608	1,540,608	4.7%

(1)	PCM is the general partner of Paul Royalty. PCA is the manager of PCM.

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(2)	This percentage is calculated based upon 32,613,669 shares of Common Stock outstanding as of April 22, 2016 as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed on April 29, 2016 with the Securities and Exchange Commission.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following -☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2016

Paul Royalty Fund, L.P.

By:	Paul Capital Management LLC
its General Partner

By:	Paul Capital Advisors, L.L.C.
its Manager

By:	/s/ Philip J. Jensen
Name:	Philip J. Jensen
Title:	Manager

Paul Capital Management LLC

By:	Paul Capital Advisors, L.L.C.
its Manager

By:	/s/ Philip J. Jensen
Name:	Philip J. Jensen
Title:	Manager

Paul Capital Advisors, L.L.C.

By:	/s/ Philip J. Jensen
Name:	Philip J. Jensen
Title:	Manager

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement.

Dated: June 21, 2016

Paul Royalty Fund, L.P.

By:	Paul Capital Management LLC
its General Partner

By:	Paul Capital Advisors, L.L.C.
its Manager

By:	/s/ Philip J. Jensen
Name:	Philip J. Jensen
Title:	Manager

Paul Capital Management LLC

By:	Paul Capital Advisors, L.L.C.
its Manager

By:	/s/ Philip J. Jensen
Name:	Philip J. Jensen
Title:	Manager

Paul Capital Advisors, L.L.C.

By:	/s/ Philip J. Jensen
Name:	Philip J. Jensen
Title:	Manager